UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 14, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 14, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES SECOND QUARTER RESULTS FOR FISCAL 2007

May 14, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces its financial results for the quarter ending March 31, 2007, including production and sales for the Gibraltar Mine located near the City of Williams Lake in south-central British Columbia. All dollar amounts are stated in Canadian currency unless otherwise indicated.

Overview & Highlights

Taseko's cash flow from operations was $12.3 million and earnings were $11.5 million or $0.09 per share ($0.08 per share fully diluted) for the quarter ended March 31, 2007.

As shown in the table below, cash flow from operations for the quarter increased by $5.0 million and net earnings increased by $8.4 million, over the comparable period in the previous fiscal year.

	Quarter Ended March 31, 200 7	Quarter Ended March 31, 2006
Revenue[1]	$51.6 million	$37.5 million
Copper	$46.3 million	$31.2 million
Molybdenum	$4.8 million	$6.3 million
Cash Flow[2]	$12.3 million	$7.3 million
Cash Flow per Share (basic)	$0.10	$0.07
Earnings (after tax)	$11.5 million	$3.1 million
Earnings per share (basic)	$0.09	$0.03

1 Includes revenue from sales of silver of $0.4 million (Q2-2007) and $0.3 million (Q2-2006)
2 Cash flow and cash flow per share are measures used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.

Taseko's realized prices for copper and molybdenum sales for the quarter were US$3.13 per pound and US$26.60 per pound, respectively, reflecting the Company's unhedged selling program.

The Phase 1 Mill Expansion is on time and budget; the first bank of flotation cells was operational May 10.

Scoping level engineering for a Phase 2 Mill Expansion indicates an additional 10,000 tons per day can be achieved at a capital cost of $35 million; detailed engineering is underway.

Taseko sourced and purchased three new 240-ton Haulage Trucks in Edmonton, Alberta, thereby reducing the time for manufacture and delivery by eight months. The trucks were assembled and put into operation in April 2007.

A new larger Primary Crusher was purchased for early delivery to complement mine and concentrator expansion.

$2 million was spent on drilling to further expand the reserves of the Pollyanna and Granite Pits at Gibraltar.

Taseko spent $2.5 million during the quarter to advance the feasibility and environmental assessment studies on the Prosperity Gold-Copper Project.

Gibraltar Mine

Second Quarter 2007 Production

The following table is a summary of the operating statistics for the second quarter of fiscal 2007 compared to the same quarter in fiscal 2006.

	Q2 - Fiscal 2007	Q2 - Fiscal 2006
Total tons mined (millions)[1]	8.7	9.9
Tons of ore milled (millions)	2.3	2.7
Stripping ratio	2.6	2.8
Copper grade (%)	0.315	0.300
Molybdenum grade (%Mo)	0.010	0.010
Copper recovery (%)	78.2	79.7
Molybdenum recovery (%)	33.8	42.7
Copper production (millions lb)	11.8[3]	12.8
Molybdenum production (thousands lb)	160	231
Copper production costs, net of by-product credits[2], per lb of copper	US$0.96	US$1.07
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.37	US$0.43
Total cash costs of production per lb of copper	US$1.33	US$1.50

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.
3 Copper production includes 11.2 M lb in concentrate and 0.6 M lb in cathode.

Total tons mined in the second quarter were affected by low drill fleet productivity as a result of harder waste rock being encountered in the Granite Pit. The lower drill production reduced material available for movement by both shovel and trucks during February and March. Concentrator operations were negatively affected by a high percentage of very fine ore with high moisture content. This material affected mill throughput by plugging the primary crusher as well as screens and surge bins in the secondary crushing system. Molybdenum recovery was also affected by the performance of the copper circuit.

Inventory and Sales

  Copper concentrate sales for the quarter were 20,094 wet metric tonnes ("WMT"), containing 11.8 million pounds of copper and molybdenum concentrate sales of 162 WMT, containing 155,395 pounds of molybdenum.
  Copper concentrate inventory at March 31, 2007 was 2,608 WMT (1.5 million pounds of copper), and molybdenum in concentrate inventory was 14.9 WMT (14,408 pounds of molybdenum).

Mill Expansion Project

Expansion and upgrade of the concentrator facility at the Gibraltar mine commenced in the third quarter of fiscal 2006. The upgrade and expansion project will increase the copper production capacity of the Gibraltar mine to approximately 100 million pounds of copper per year by calendar 2008 by increasing throughput and improving metal recovery.

The expansion consists of the addition of a new 34-foot semi-autogenous (SAG) mill, conversion of three rod mills to ball mills, and replacement of the 98 small-cell rougher flotation circuit with ten 160-cubic meter tank flotation cells. The major SAG mill components are being constructed in Europe and are on-schedule for delivery during the summer of 2007. The construction of the foundations for the mill itself and the associated facility is complete and erection of the mill building has begun. The first five of ten tank flotation cells are in place and operational. Commissioning of the next five tank cells will occur at the end of July. The SAG mill is on schedule for commissioning in December 2007.

Labour

There was one lost time accident during the quarter. The number of personnel at the end of the quarter was 311, compared to 274 at the end of the same quarter of fiscal 2006.

Exploration Drilling

In fiscal 2006, a 61,500-foot exploration drilling program was carried out to define the mineral resources between the existing Gibraltar open pits, tie together the extensive mineralization zones, and test for additional mineralization at depth. The program was very successful, leading to a 40% increase in mineral reserves.

A $5 million, 106,000-foot (32,300 m) second phase drilling program began during the second quarter of fiscal 2007. Fifty-one drill holes were completed or in progress at the end of the quarter, for a total of 43,860 feet (13,370 m).

2007 Production Forecast

Forecasted metal production for fiscal 2007 was initially estimated to be between 60 and 70 million pounds of copper and one million pounds of molybdenum. Achievement of the forecast was dependent on the concentrator receiving ore with similar characteristics to that handled in the fourth quarter of fiscal 2006, and ensuring that the changeover from the old flotation systems to the new flotation cells being installed as part of the concentrator expansion project went as planned.

Copper and molybdenum production in the first six months of 2007 has been 22.4 million pounds and 280,000 pounds, respectively. Production has been affected by the continued downtime of the primary crusher caused by fine, wet ore coming from the Pollyanna pit, and cold temperatures, which caused significant operational and throughput issues. Milling rates, however, have exceeded the nameplate 60 million pounds per year capacity over extended periods.

Moving forward, production results for 2007 will be contingent on the success of cycling the remaining Pollyanna ore through the concentrator during the spring and summer months, blending of the Granite Pit ore that is currently coming on-line, and ensuring that the downtime to switch over to the new flotation systems is kept to a minimum.

Prosperity Project

On January 11, 2007, Taseko announced the positive results of a pre-feasibility level study of its 100% owned Prosperity Gold-Copper Project.

The Company initiated a Feasibility Study for the project in late 2006. The Study is undergoing a thorough review and optimization which will move the final date for completing the report into June.

Taseko's efforts have resulted in a Department of Fisheries and Oceans recommendation to the federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko and its environmental consultant are actively engaged at a technical level with federal and provincial regulatory agencies in the review of the Project. This work will continue in anticipation of a Joint Panel Review, and maintaining the overall timeline for an Environmental Assessment Certificate for the Project.

Financial Results

The Company's pre-tax earnings for the quarter ended March 31, 2007 increased to $23.0 million, compared to $5.5 million in the same period in 2006. The increase in pre-tax earnings is due mainly to higher realized metal prices for sales during the quarter compared to the same period in the prior year. The Company's after-tax earnings for the quarter increased to $11.5 million, compared to $3.1 million for the same period in fiscal 2006.

The Company reported revenues (including silver) of $51.6 million for the quarter, compared to $37.5 million in the second quarter of 2006. Despite a decrease in pounds sold, revenues increased due to significantly higher copper prices compared to the same period in 2006. The average price per pound of copper concentrate sold increased to US$3.13 per pound, up from US$2.06 in second quarter of fiscal 2006.

Revenues for the quarter consisted of copper concentrate sales of $46.3 million (Q2-2006 - $31.2 million); molybdenum concentrate sales of $4.8 million (Q2-2006 - $6.3 million); and silver concentrate sales of $0.4 million (Q2-2006 - $0.3 million).

Cost of sales for the second quarter of fiscal 2007 was $24.0 million, compared to $29.2 million for the same period in fiscal 2006. Costs of sales consists of total production cost of $19.4 million (Q2-2006 - $22.5 million) for metal produced and sold during the quarter, plus a copper inventory adjustment of $0.5 million (Q2-2006 - ($0.4 million)), and transportation and treatment costs of $5.1 million (Q2-2006 - $6.6 million). The decrease in cost of sales for the quarter was due to lower sales quantities and lower waste to ore ratios in the Pollyanna Pit.

Amortization expense for the quarter was $0.7 million compared to $0.9 million for the same period in fiscal 2006. The decrease from the prior year was the result of a change in the recoverable reserves and expected mine life at Gibraltar in fiscal 2007. Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence, a reduced annual amortization rate.

Exploration expenses for the quarter increased to $2.5 million, compared to $0.5 million for the same period in fiscal 2006. This increase was due to a higher level of exploration activity at the Company's Prosperity project, and includes activities relating to the preparation of an environmental impact assessment and an updated feasibility study for Prosperity. During the quarter, the Company also capitalized $2.0 million of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs for the quarter increased to $2.8 million from $1.5 million for the same period in fiscal 2006. The main increase was attributable to higher staffing levels and an increase in corporate activities relating to the Company's acquisition and tax planning initiatives.
Stock-based compensation increased to $2.3 million, compared to $0.5 million in the same period in fiscal 2006, as a result of new share purchase options and a higher fair value on the options granted during the quarter.

The Company recorded a foreign exchange gain of $0.5 million in the quarter which was mostly unchanged compared to $0.4 million in the same period in fiscal 2006. A significant portion of the Company's cash reserves are denominated in US dollars, along with convertible debt.

Interest and other income increased significantly to $3.0 million as compared to $1.5 million in Q2-2006. The increase was mainly due to interest earned on the Company's increasing cash balances and a realized gain of $0.6 million on the repayment of the investment in Continental Minerals Corporation. The Company also recorded a $1.5 million gain on disposition of marketable securities of the bcMetals Corporation.

Current and future income taxes of $11.5 million were recorded in the quarter, compared to $2.4 million in the same period of fiscal 2006. The increase in income taxes is due mainly to the depletion of tax pools as a result of the Company's continued profitability. The Company also has a tax liability provision of $22.1 million (2006 - $19.6 million) recorded on the Company's balance sheet. This provision relates to an income tax expense recorded in fiscal 2004 for a subsidiary company which management believes is less than likely of ever becoming payable. For further details, see the Management Discussion and Analysis for the year ending September 30, 2006.

Taseko will host a conference call on Tuesday, May 15 at 11:00 a.m. Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing (800) 688-0836, or (617) 614-4072 internationally. The passcode is 18680305. A live and archived audio webcast will also be available at www.tasekomines.com in the Corporate Events section of the Investor Centre. The quarterly financials will be posted with this news release on the Company's website.

For further details on Taseko Mines Limited, please visit the website or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.